                                                             -------------------------
                                                                    OMB APPROVAL
                                                             -------------------------
                                UNITED STATES                OMB Number:     3235-0145
                      SECURITIES AND EXCHANGE COMMISSION     Expires: October 31, 2002
                            WASHINGTON, D.C. 20549           Estimated average burden
                                                             hours per response..14.90
                                 SCHEDULE 13D                -------------------------
                                (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                              PURSUANT TO 13d-1(a)
                             AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(a)
                              (AMENDMENT NO. 2)(1)

                            TITAN INTERNATIONAL, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           (Title Class of Securities)

                                   8830M 10 2
                                 (CUSIP Number)

                             ROBERT G. ROBISON, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                                 (212) 309-6126
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 16, 2002
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

--------
         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------                           ---------------------------
  CUSIP NO. 88830M 10 2              13D               PAGE 2 PF 17
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

         Court Square Capital Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)       |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                     7          SOLE VOTING POWER


                     -----------------------------------------------------------
  NUMBER OF          8          SHARED VOTING POWER
   SHARES
BENEFICIALLY                    5,132,964 shares of Common Stock
  OWNED BY           -----------------------------------------------------------
    EACH             9          SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH
                     -----------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

                                5,132,964 shares of Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,132,964 shares of Common Stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES*
         |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

--------------------------                           ---------------------------
  CUSIP NO. 88830M 10 2              13D               PAGE 3 PF 17
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person
         S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

         Citicorp Banking Corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)       |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                     7          SOLE VOTING POWER


                     -----------------------------------------------------------
  NUMBER OF          8          SHARED VOTING POWER
   SHARES
BENEFICIALLY                    5,132,964 shares of Common Stock
  OWNED BY           -----------------------------------------------------------
    EACH             9          SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH
                     -----------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

                                5,132,964 shares of Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,132,964 shares of Common Stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES*
         |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

--------------------------                           ---------------------------
  CUSIP NO. 88830M 10 2              13D               PAGE 4 PF 17
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

         Citicorp
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)       |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                     7          SOLE VOTING POWER


                     -----------------------------------------------------------
  NUMBER OF          8          SHARED VOTING POWER
   SHARES
BENEFICIALLY                    5,132,964 shares of Common Stock
  OWNED BY           -----------------------------------------------------------
    EACH             9          SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH
                     -----------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

                                5,132,964 shares of Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,132,964 shares of Common Stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES*
         |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

--------------------------                           ---------------------------
  CUSIP NO. 88830M 10 2              13D               PAGE 5 PF 17
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

         Citigroup Holdings Company
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)       |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                     7          SOLE VOTING POWER


                     -----------------------------------------------------------
  NUMBER OF          8          SHARED VOTING POWER
   SHARES
BENEFICIALLY                    5,132,964 shares of Common Stock
  OWNED BY           -----------------------------------------------------------
    EACH             9          SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH
                     -----------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

                                5,132,964 shares of Common Stock
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,132,964 shares of Common Stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES*
         |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------

--------------------------                           ---------------------------
  CUSIP NO. 88830M 10 2              13D               PAGE 6 PF 17
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

         Citigroup Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)       |_|
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                     7          SOLE VOTING POWER


                     -----------------------------------------------------------
  NUMBER OF          8          SHARED VOTING POWER
   SHARES
BENEFICIALLY                    5,135,125 shares of Common Stock**
  OWNED BY           -----------------------------------------------------------
    EACH             9          SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH
                     -----------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

                                5,135,125 shares of Common Stock**
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,135,125 shares of Common Stock**
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------


----------------------------
** Includes 2,161 shares of Common Stock beneficially owned by subsidiaries of Citigroup Inc. other than Court Square.

--------------------------                           ---------------------------
  CUSIP NO. 88830M 10 2              13D               PAGE 7 PF 17
--------------------------                           ---------------------------


This Amendment No. 2 relates to a Schedule 13D filed on August 10, 2000, as amended by Amendment No. 1 filed on December 5, 2000 (the "Schedule 13D") which relates to the Common Stock, no par value per share ("Common Stock"), of Titan International, Inc., an Illinois corporation (the "Company"). Information in the original Schedule 13D remains in effect except to the extent that it is superseded by the information contained in this Amendment No. 2. Information given in response to each item shall be deemed incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 2 shall have the respective meanings ascribed to them in the Schedule 13D. Items 2 and 5 of the Schedule 13D are hereby amended and restated to read in their entirety as follows and Items 4 and 7 of the Schedule 13D is hereby amended and supplemented as follows:

ITEM 2. IDENTITY AND BACKGROUND

(a) This Amendment No. 2 to the Schedule 13D is being filed by each of the following persons pursuant to Rule 13(d)-(2)(a) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to
      Section 13 of the Securities and Exchange Act of 1934 (the "Act"): (i) Court Square Capital Limited, a Delaware corporation ("Court Square"), by virtue of its direct beneficial ownership of Common Stock, (ii) Citicorp Banking Corporation, a Delaware corporation ("Citicorp Banking"), by virtue of its ownership of all of the outstanding common stock of Court Square, (iii) Citicorp, a Delaware corporation ("Citicorp"), by virtue of its ownership of all of the outstanding common stock of Citicorp Banking, (iv) Citigroup Holdings Company, a Delaware corporation ("Citigroup Holdings"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (v) Citigroup Inc., a Delaware corporation ("Citigroup"), by virtue of its ownership of all the outstanding common stock of Citigroup Holdings (collectively, the "Reporting Persons").

      Attached as Schedule A is information concerning each executive officer and director of each of Court Square and Citigroup, which is ultimately in control of Court Square. Schedule A is incorporated into and made a part of this Amendment No. 2 to the Schedule 13D.

(b) The address of the principal business and principal office of each of Court Square, Citicorp and Citigroup is 399 Park Avenue, New York, New York 10043. The address of the principal business and principal office of Citicorp Banking is One Penn's Way, New Castle, Delaware 10043. The address of the principal business and principal office of Citigroup Holdings is One Rodney Square, Wilmington, Delaware 19899.

(c) Court Square's principal business is investing in leveraged buy-outs. Citicorp Banking is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citicorp is a bank holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup Holdings is a holding company principally engaged, through its subsidiaries, in the general financial services business. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers world-wide.

--------------------------                           ---------------------------
  CUSIP NO. 88830M 10 2              13D               PAGE 8 PF 17
--------------------------                           ---------------------------

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any of their respective officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup is a Delaware corporation. Except as otherwise indicated on Schedule A, to the knowledge of each Reporting Person, each executive officer and director named in Schedule A to this Amendment No. 2 to the
      Schedule 13D are citizens of the United States.

ITEM 4. PURPOSE OF TRANSACTION

From January 10, 2002 through May 16, 2002, Court Square disposed of 214,000 shares of Common Stock in open market transactions in the ordinary course of business under Rule 144, as promulgated under the Securities Act of 1933, as amended. Such dispositions of Common Stock were carried out pursuant to filings on Form 144 for the sale of up to 260,000 shares of Common Stock. This Amendment is being filed because the dispositions of the Common Stock may be deemed to be material under Exchange Act Rule 13d-2(a). See Item 5 for a description of the specific transactions.

Except as described in the Schedule 13D, as amended by this Amendment No. 2 to the Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Amendment No. 2 to the Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

--------------------------                           ---------------------------
  CUSIP NO. 88830M 10 2              13D               PAGE 9 PF 17
--------------------------                           ---------------------------


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this filing, Court Square owns 5,132,964 shares of Common Stock which represent 24.7% of all shares of Common Stock outstanding. As of the date of this filing, Citigroup indirectly beneficially owns 5,135,125 shares of Common Stock which represent 24.7% of all shares of Common Stock outstanding including 5,132,964 shares of Common Stock directly beneficially owned by Court Square and 2,161 shares of Common Stock directly beneficially owned by other subsidiaries of Citigroup. Percentages are based on the number of shares of Common Stock issued and outstanding as of April 30, 2002 as reported in the Company's Form 10-Q filed on May 10, 2002.

(b) Court Square, Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of the 5,132,964 shares of Common Stock owned by Court Square by virtue of, and this form is being filed by Citicorp Banking, Citicorp, Citigroup Holdings and Citigroup solely because of Citicorp Banking's 100% ownership in Court Square, Citicorp's 100% ownership interest in Citicorp Banking, Citigroup Holdings's 100% ownership interest in Citicorp and Citigroup's 100% interest in Citigroup Holdings.

(c) Court Square has sold in open market transactions shares of Common Stock as follows:

             TRADE DATE     SHARES    AVG PRICE
             ----------     ------    ---------
             1/10/2002       7,300      5.46180

             1/11/2002       5,000      5.49480

             1/14/2002       1,000      5.50000

             1/15/2002       1,000      5.50000

             1/16/2002       1,000      5.50000

             1/17/2002         800      5.50000

             1/18/2002       2,000      5.47500

             1/22/2002       3,000      5.55000

             1/23/2002         200      5.50000

             1/28/2002       1,000      5.25000

             1/31/2002       2,500      5.26080

              2/1/2002       2,000      5.47500

              2/4/2002       2,000      5.42500

              2/5/2002       2,000      5.47500

              2/7/2002       3,100      5.25320

              2/8/2002       2,000      5.20500

             2/12/2002       9,500      4.54110

             2/13/2002       8,000      4.56630

             2/14/2002       5,000      4.56800


--------------------------                           ---------------------------
  CUSIP NO. 88830M 10 2              13D               PAGE 10 PF 17
--------------------------                           ---------------------------

             TRADE DATE     SHARES    AVG PRICE
             ----------     ------    ---------
             2/15/2002       3,300      4.63030

             2/19/2002       2,900      4.17900

             2/20/2002       4,300      4.13600

             2/21/2002       1,700      4.13530

             2/22/2002      10,000      4.34460

             2/25/2002       4,100      4.51340

             2/26/2002       1,400      4.48570

             2/27/2002       2,000      4.50000

             2/28/2002       4,000      4.50830

              3/1/2002       2,800      4.50830

              3/4/2002      23,100      4.69370

              3/5/2002      10,000      4.73000

              3/6/2002       2,800      5.00430

              3/7/2002      14,000      5.17430

              3/8/2002      10,000      5.33600

             3/11/2002       2,000      5.45000

             3/12/2002       4,000      5.35000

             3/13/2002       4,000      5.47500

             3/14/2002       2,000      5.39000

             3/15/2002       2,000      5.20000

             3/18/2002       2,500      5.25000

             3/20/2002       6,000      5.00330

             3/21/2002       8,200      4.92390

             3/22/2002       5,200      4.78230

             3/25/2002       2,000      4.54250

             3/26/2002       5,100      4.57060

             3/27/2002       2,200      4.57730

             5/15/2002       3,000      5.45000

             5/16/2002      11,000      5.35000


      Except for the foregoing, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Schedule A to this Amendment No. 2 to the Schedule 13D, has effected a transaction in shares of Common Stock during the past 60 days.

(d) No person other than Court Square has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Court Square.

--------------------------                           ---------------------------
  CUSIP NO. 88830M 10 2              13D               PAGE 11 PF 17
--------------------------                           ---------------------------


(e)   Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Joint Filing Agreement among Court Square Capital Limited, Citicorp Banking Corporation, Citicorp, Citigroup Holdings Company and Citigroup Inc.

--------------------------                           ---------------------------
  CUSIP NO. 88830M 10 2              13D               PAGE 12 PF 17
--------------------------                           ---------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:  May 21, 2002

                                    COURT SQUARE CAPITAL LIMITED

                                    By:   /s/ Darryl Johnson
                                          --------------------------------
                                          Name: Darryl Johnson
                                          Title: Assistant Vice President


                                    CITICORP BANKING CORPORATION

                                    By:   /s/ William Wolf
                                          --------------------------------
                                          Name: William Wolf
                                          Title: Senior Vice President


                                    CITICORP

                                    By:   /s/ Joseph B. Wollard
                                          --------------------------------
                                          Name: Joseph B. Wollard
                                          Title: Assistant Secretary


                                    CITIGROUP HOLDINGS COMPANY

                                    By:   /s/ Joseph B. Wollard
                                          --------------------------------
                                          Name: Joseph B. Wollard
                                          Title: Assistant Secretary


                                    CITIGROUP INC.

                                    By:   /s/ Joseph B. Wollard
                                          --------------------------------
                                          Name: Joseph B. Wollard
                                          Title: Assistant Secretary

--------------------------                           ---------------------------
  CUSIP NO. 88830M 10 2              13D               PAGE 13 PF 17
--------------------------                           ---------------------------

                                                                      SCHEDULE A

                          COURT SQUARE CAPITAL LIMITED


DIRECTORS
---------

William T. Comfort
Anne Goodbody
David F. Thomas


OFFICERS                      TITLE
--------                      -----

William T. Comfort            Senior Vice President
Byron L. Knief                Vice President
Michael T. Bradley            Vice President
Charles E. Corpening          Vice President
Michael A. Delaney            Vice President*
Ian D. Highet                 Vice President
David Y. Howe                 Vice President
Richard E. Mayberry           Vice President
Thomas F. McWilliams          Vice President
Paul C. Schorr                Vice President*
Joseph M. Silvestri           Vice President
David F. Thomas               Vice President
James A. Urry                 Vice President
John D. Weber                 Vice President
Michael S. Gollner            Vice President
Lauren M. Connelly            Vice President & Secretary
Anthony P. Mirra              Vice President & Assistant Secretary
Darryl A. Johnson             Assistant Vice President

* Denotes the functional title of Managing Director.

--------------------------                           ---------------------------
  CUSIP NO. 88830M 10 2              13D               PAGE 14 PF 17
--------------------------                           ---------------------------



                                                                      SCHEDULE A

                                    CITIGROUP


DIRECTORS AND OFFICERS            TITLE
----------------------            -----

C. Michael Armstrong              Director
Alain J.P. Belda                  Director (Brazil)
George David                      Director
Kenneth T. Derr                   Director
John M. Deutch                    Director
The Honorable Gerald R. Ford      Honorary Director
Alfredo Harp Helu                 Director (Mexico)
Roberto Hernandez Ramirez         Director (Mexico)
Ann Dibble Jordan                 Director
Reuben Mark                       Director
Michael T. Masin                  Director
Dudley C. Mecum                   Director
Richard D. Parsons                Director
Andrall E. Pearson                Director
Robert E. Rubin                   Director and Executive Officer
Franklin A. Thomas                Director
Sanford I. Weill                  Director and Executive Officer
Arthur Zankel                     Director
Winfried F.W. Bischoff            Executive Officer (United Kingdom and Germany)
Michael A. Carpenter              Executive Officer
Thomas Wade Jones                 Executive Officer
Deryck C. Maughan                 Executive Officer (United Kingdom)
Victor J. Menezes                 Executive Officer
Charles O. Prince, III            Executive Officer
William R. Rhodes                 Executive Officer
Todd S. Thomson                   Executive Officer
Robert B. Willumstad              Executive Officer

--------------------------                           ---------------------------
  CUSIP NO. 88830M 10 2              13D               PAGE 15 PF 17
--------------------------                           ---------------------------


                                  EXHIBIT INDEX


                                                                   Sequential
Exhibit No.                                                      Numbered Page
-----------                                                      -------------
Exhibit 99.1   --Joint Filing Agreement among Court Square Capital Limited,
                 Citicorp Banking Corporation, Citicorp, Citigroup Holdings Company and Citigroup Inc.